June 8, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Stacie Gorman/ Ms. Brigitte Lippmann

Re:	La Rosa Holdings Corp.
Amendment No. 8 to Registration Statement on Form S-1 Filed May 19, 2023
File No. 333-264372

Dear Ms. Gorman and Ms. Lippmann:

On behalf of La Rosa Holdings Corp. (the “Company”), we have set forth below the response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of June 5, 2023 with respect to the Company’s Amendment No. 8 to Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Please note that Amendment No. 9 to the Form S-1 (the “Form S-1/A”) contains only Exhibit 5.1 in response to the Staff’s comment.

Amendment No. 8 to Registration Statement on Form S-1 Use of Proceeds, page 38

1. You state that you will receive net proceeds of $2,791,000; however, based on the cover page table you will receive net proceeds of $4,600,000. Please revise here and on page 10.

The Company has estimated that it will receive proceeds of $4,600,000 after deducting the underwriter’s discount and commission. At the same time, this amount does not give effect to the Company’s cash offering expenses of approximately $1,809,000. The Company has estimated that it will receive net proceeds of $2,791,000 after deducting all offering expenses. We have revised the cover page table accordingly.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 64

2. The footnotes contained in Note 3. Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations for the three-month period ending March 31, 2023, appear to detail the adjustments for the year ending December 31, 2022. Please clarify or revise.

The Company included some of the footnotes for the year ending December 31, 2022 in Note 3. Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations for the three-month period ending March 31, 2023. We have revised the footnotes in Note 3. as well as certain amounts contained in the Unaudited Pro Forma Condensed Combined Statements of Operations.

Consolidated Statements of Equity (Deficit), page F-34

3. Please tell us how you determined your Series A Preferred Stock should be classified as equity rather than as a liability. Refer to ASC 480-10-25-14(a).

The Company evaluated the classification of the Series A preferred stock under ASC 480, Distinguishing Liabilities from Equity, to determine whether the Series A preferred stock should be classified as a liability or equity instrument. Based on the analysis detailed below, the Company determined that the Series A preferred stock did not meet the liability requirements under ASC 480-10-25-14.

ASC 480-10-25-14 requires liability accounting for a financial instrument that embodies an unconditional obligation to transfer a variable number of equity shares if the monetary value of the obligation at inception is based solely or predominantly on any of the following: (a) a fixed monetary amount known at inception, (b) variations in something other than the fair value of the issuer’s equity shares or (c) variations inversely related to changes in the fair value of the issuer’s equity shares.

The Company's analysis of the Series A preferred stock pursuant to the guidance in ASC 480-10-25-14(a) is as follows:

A fixed monetary amount — The Company is required to deliver a variable number of shares of common stock upon the conversion of the Series A preferred stock. The Series A preferred stock will automatically convert into such number of shares of common stock upon the closing date of the Company’s initial public offering (“IPO”) of the common stock at a 30% discount of the IPO price. Therefore, the number of shares of common stock that will be issued is dependent upon the IPO price at the date of the conversion. However, the monetary value of the Company's obligation associated with the Series A preferred stock is not fixed at inception and will depend on the share price of the Company's common stock at the conversion date.

Per the Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock Agreement (the “Agreement”), The Preferred Shares are not mandatorily redeemable on a fixed or determinable date or upon an event that is certain to occur. Further it does not contain any cash settlement provision. Therefore, the Series A preferred stock, pursuant to ASC 480-25-14 (a) would not be precluded from equity classification.

The Company then evaluated the embedded feature as if it was a freestanding instrument in accordance with ASC 815-15, in light of the fact the preferred share was determined to be an equity host. The Preferred Share as a host would not be accounted for at fair value with changes in fair value recording in earnings under other GAAP. However, the Company does not believe the embedded conversion feature meets the definition of a derivative in its entirety because its settlement would always result in a gain to the holder based a fixed percentage of the underlying preferred share. Since not all three of the criteria to trigger bifurcation under ASC 815 have been met, the Company accounted for the conversion option as an embedded feature in accordance with ASC 470-20. In as much as the intrinsic value of the embedded conversion feature is contingent upon the completion of the Company’s IPO, the discount amount will be recorded upon conversion as a contingent deemed dividend.

Item 16. Exhibits and Financial Statement Schedules, page II-6

4. In the legal opinion filed as exhibit 5.1, please have counsel also opine on the shares being sold for resale.

Exhibit 5.1 has been revised to include counsel’s opinion on the selling stockholders’ shares being registered for resale.

We trust that the above is responsive to your comment.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/ Ross Carmel
Ross Carmel, Esq.
Carmel, Milazzo & Feil LLP
rcarmel@cmflllp.com